SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For Immediate Release

BCE SELLS OFF STAKE IN BCE EMERGIS

Montréal (Québec), May 6, 2004 — BCE Inc. (TSX, NYSE: BCE) today announced an agreement to sell its approximate 64% interest in BCE Emergis through a public offering via an underwriting syndicate led by National Bank Financial Inc., for gross proceeds of approximately $355 million.

“By exiting from BCE Emergis, we’re taking another step forward in simplifying our operations and focusing on our core business,” said Michael Sabia, President and Chief Executive Officer of Bell Canada Enterprises. “As part of this transaction, we have put into place commercial and other arrangements that are beneficial to both companies. Our relationship with Emergis will now evolve from that of a principal shareholder to a commercial relationship.”

“With the recent sale of its U.S. Health operations, Emergis is now focusing on its core competencies in business to business (B2B) e-commerce,” said Mr. Sabia. “We recognize the opportunities for Emergis in e-Finance and e-Health. However, other than the Security unit, these businesses are not core to Bell Canada Enterprises’ operations.”

Since the disposition by BCE Emergis of its U.S. Health business, BCE evaluated several scenarios to exit its investment in Emergis. BCE concluded that the sale of its BCE Emergis shares was the preferred solution. BCE worked with the Board of Directors of Emergis to ensure that its exit was conducted in an orderly manner and that Emergis will continue as a growing business concern.

“This is an appropriate time for BCE to sell Emergis as it now has a solid balance sheet from which it can both make a special cash distribution to its shareholders and pursue growth opportunities,” Mr. Sabia said.

Mr. Sabia will step down as Chairman of the Board of Emergis and resign as director prior to the special meeting of Emergis shareholders to be held on or before June 16, 2004.

Terms of the transaction

BCE will sell 65.9 million subscription receipts for $5.40 per subscription receipt. BCE expects to receive total gross proceeds of approximately $355 million. Each subscription receipt will be automatically exchanged into one BCE Emergis common share upon the unconditional declaration by BCE Emergis of a special cash distribution of $1.45 per common share to its shareholders (for a total of approximately $150 million).

Emergis will convene a special meeting of shareholders on or before June 16, 2004 to seek approval from its shareholders for the distribution, by way of a return of capital. The favourable vote of at least 66 2/3% of the votes cast by those in attendance or by proxy is required. BCE has the right to vote its approximate 64% interest in BCE Emergis and has agreed irrevocably to vote in favour of the special distribution. If the special cash distribution is not declared, the sale of the subscription receipts will be cancelled and the proceeds returned to the investors, with any accrued interest.

The companies also announced a series of agreements to reflect their ongoing relationship including:

•	the sale of Emergis’ Security business to Bell Canada
•
five year reciprocal preferred supplier arrangements, with the intention of taking advantage of each others’ complementary set of distinctive application, communications, and security solutions to better serve customers together, particularly in the verticals Emergis is targeting, such as health care and finance

•	the early termination of the “Bell Legacy Contract” on June 30, 2004 rather than December 31, 2004 and the transfer of related intellectual property to Bell, and
•	a payment of $45 million from BCE to Emergis in consideration for the above.

The Security business includes leading edge user authentication and authorization infrastructure and skills which strategically complements Bell’s core services offering. “Through the portfolio of products and services that have been developed by Emergis, we will further enhance our value added service offerings in network and application security to our customers,” said Isabelle Courville, President, Enterprise Group, Bell Canada.

Both companies have agreed that BCE Emergis will change its name, following the receipt of appropriate approvals. A transition plan for the continued use of the BCE name and logo by BCE Emergis in its trade name and branding will be established. BCE Emergis anticipates that a new corporate name will be presented for approval by its shareholders no later than November 1, 2004.

BCE will treat its investment in BCE Emergis as a discontinued operation from an accounting perspective starting in the second quarter of 2004.

The BCE subscription receipts will be issued in Canada by way of a short-form prospectus, which will be filed with the securities regulatory authorities in all of the Canadian provinces. The closing of the offering is expected to occur on or about May 30, 2004 and is subject to customary closing conditions, including approval by securities regulators.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About BCE

Bell Canada Enterprises is Canada’s largest communications company. Through its 26 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The forward-looking statements contained in this press release represent our expectations as of May 6, 2004 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update any forward-looking statements, whether as a result of new information or otherwise.

For further information:

Nick Kaminaris Communications (514) 786-3908 Web Site: www.bce.ca	George Walker Investor Relations (514) 870-2488

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: May 6, 2004